July 8, 2005

Mr. John C Head III

c/o FFTW, Inc.

200 Park Avenue

New York, NY10166

Dear Mr. Head:

FFTW Funds, Inc. (the “Fund”) has issued a request for proposals to ten nationally recognized audit firms to serve as the Fund's Independent Registered Public Accounting Firm. KPMG LLP, which had served as the Fund's Independent Registered Public Accounting Firm, declined to participate in this request for proposals. Accordingly, KPMG LLP declined to stand for reelection with effect from July 8, 2005. The Fund's Board expects to retain a new Independent Registered Public Accounting Firm by October 2005 for the Fund.

In connection with the audits of the two fiscal years ended December 31, 2004 and for the periods indicated in the December 31, 2004 annual report, and the subsequent interim period through July 8, 2005, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. Furthermore, there are no reportable events.

The audit reports of KPMG LLP on Form N-SAR of the Fund of the two fiscal years ended December 31, 2004, and for the periods indicated in the December 31, 2004 annual report, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

A letter from KPMG LLP is attached as Exhibit 77Q1(f) to this Form N-SAR.

Very truly yours,

William E. Vastardis

William E. Vastardis

Treasurer, Chief Financial Officer and Chief Compliance Officer